SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2007, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from to .
Commission file number 001-00434
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble International Stock Ownership Plan, The Procter & Gamble Company, 1 Rue du Pre De La Bichette, P.O. Box 2696, 1211 Geneva 2, Switzerland.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble International Stock Ownership Plan
Financial Statements as of June 30, 2007 and 2006, and
for the Years Ended June 30, 2007, 2006, and 2005, and
Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Plan Benefits as of June 30, 2007 and 2006	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2007, 2006 and 2005	3

Notes to Financial Statements	4-7
EX-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Board of Directors of The Procter & Gamble Company
Cincinnati, Ohio
We have audited the accompanying statements of net assets available for plan benefits of the Procter & Gamble International Stock Ownership Plan (the “Plan”) as of June 30, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2007 and 2006, and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.
Deloitte & Touche LLP
September 28, 2007

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2007 AND 2006

	2007	2006
ASSETS:
Investments — at fair value:
Cash	$1,712,531	$28,669
The Procter & Gamble Company common stock — 9,683,568 shares (cost $434,920,585) at June 30, 2007; 9,327,123 shares (cost $392,713,585) at June 30, 2006	592,537,504	518,588,088
The J.M. Smucker Company common stock — 31,285 shares (cost $803,687) at June 30, 2007; 37,534 shares (cost $910,713) at June 30, 2006	1,991,618	1,677,763

Total investments	596,241,653	520,294,520

Receivables:
Participant contributions	2,045,046	4,780,314
Employer contributions	1,070,650	1,781,546

Total receivables	3,115,696	6,561,860

Total Assets	599,357,349	526,856,380

LIABILITY —
Benefits payable		1,619,795

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$599,357,349	$525,236,585

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2007, 2006, AND 2005

	2007	2006	2005
ADDITIONS:
Contributions:
Participant contributions	$49,280,390	$51,254,843	$43,113,740
Employer contributions	20,902,651	19,862,937	20,342,480

Total contributions	70,183,041	71,117,780	63,456,220

Investment income (loss):
Increase (decrease) in unrealized appreciation of investments	32,163,297	8,220,971	(24,233,056)
Realized gain from The Procter & Gamble Company common stock sold	18,187,606	11,590,780	9,715,351
Realized gain from The J.M. Smucker Company common stock sold	202,247	116,031	152,693
Dividends from The Procter & Gamble Company common stock	9,293,225	8,566,848	7,425,640
Dividends from The J.M. Smucker Company common stock	23,432	36,228	40,327

Net investment income (loss)	59,869,807	28,530,858	(6,899,045)

Total additions	130,052,848	99,648,638	56,557,175

DEDUCTION—Benefits paid to participants	(64,317,516)	(50,225,042)	(51,834,477)

TRANSFER IN FROM GILLETTE COMPANY GLOBAL EMPLOYEE STOCK OWNERSHIP PLAN	8,385,432	—	—

NET INCREASE	74,120,764	49,423,596	4,722,698

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	525,236,585	475,812,989	471,090,291

End of year	$599,357,349	$525,236,585	$475,812,989

See notes to financial statements.

PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2007, 2006, AND 2005

1. DESCRIPTION OF THE PLAN
The following description of the Procter & Gamble International Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and their country’s Plan Supplement for more complete information.
General — The Plan is a defined contribution plan established in June of 1992 covering substantially all full-time international employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries who are not residents of the United States of America. Generally, participation varies by subsidiary or country and eligibility can begin immediately after employment and at various milestones up to one year. The Board of Directors of the Company control and manage the operation and administration of the Plan. The Dexia Banque Internationale a Luxembourg served as the sole trustee of the Plan through March 31, 2007. Effective March 31, 2007, Merrill Lynch and Dexia Banque Internationale a Luxembourg serve as trustees of the Plan. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), nor is it subject to U.S. income taxation (Note 6). Effective April 1, 2007, the Plan changed its record-keeper from Buck Consultants, LLC to the Company.
On January 27, 2005, and in connection with the Company’s acquisition of The Gillette Company (“Gillette”), the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gillette providing that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Gillette Company Global Employee Stock Ownership Plan (“GESOP”) would merge with and into the Plan.
GSEOP participants began merging into the Plan effective July 1, 2006. The merger is occurring in phases by country and is expected to be completed in 2008.
Contributions — Each year, participants may contribute up to 15% of their base compensation, as defined in the Plan. The Company contributes 50% of the first 5% of the base compensation that a participant contributes to the Plan. However, participants in their initial year of eligibility receive a 100% Company contribution, up to 1% of the base compensation that the participant contributes to the Plan. Participants may be permitted to contribute a “Special Additional Deposit” as a lump sum payment.
Non cash employer contributions consisting of Company common stock recorded at fair value were $1,558,075, $1,466,527 and $1,622,675 for the years ended June 30, 2007, 2006 and 2005, respectively.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, allocations of Company discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants are only permitted to invest in Company common stock. Prior to April 1, 2007, all employee and Company contributions are converted into U.S. dollars and then invested in shares of Company common stock on the 18th day of each month (or the first business day immediately following the 18th). After April 1, 2007 all employee and Company contribution are converted into U.S. dollars and then invested in shares of Company stock when funds are delivered to the Custodian. Prior to April 1, 2007, sales of Company common stock occur once per week and are subsequently converted into the applicable local currencies, where required, for payment to employees. After April 1, 2007, sales of Company stock may occur daily. Any dividends on shares of Company common stock are invested in additional shares of Company common stock.
In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company’s shareholders and subsequently merged into the J.M. Smucker Company (“Smucker”). As a result of the spin-off, participants holding Company common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of Company common stock prior to the Smucker spin-off was allocated between Company common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker stock within the Plan.
Vesting — Participants are fully vested in all shares of common stock credited to their accounts under the Plan.
Payment of Benefits — Prior to April 1, 2007, participants may withdraw any portion of their contributions made in excess of 5% of their base compensation at any time during the year, with only two withdrawals permitted per year. After April 1, 2007, participants may withdraw any portion of their contributions in excess of 5% of their base compensation, at any time during the year. Contributions made up to 5% of base compensation and Company matches are available to be withdrawn without penalty five years after the year in which the contributions are made. If a participant withdraws these funds prior to the completion of five years, the Company will suspend matching of employee contributions for one year.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
The Plan invests in common stock of the Company and Smuckers which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan’s investments in common stock are stated at fair value. Quoted market prices are used to value these investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Cash — Prior to April 1, 2007, amounts shown as cash are uninvested funds held by the Trustee that are to be invested in Company common stock in the following month. After April 1, 2007, amounts shown as cash are uninvested funds held by the Trustee that are to be invested daily in Company common stock.
Administrative Expenses — Administrative expenses (i.e. investment management and record keeping expenses) of the Plan are paid by the Plan Sponsor as provided in the Plan Document. Brokerage commissions are paid by the participant, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participant.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,619,795 at June 30, 2006. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at June 30, 2007.
3. INVESTMENTS
The investments held by the Plan as of June 30, 2007, 2006 and 2005, and the unrealized appreciation (depreciation) for the years ended June 30, 2007, 2006, and 2005, were as follows:

	2007	2006	2005
Number of shares	9,714,853	9,364,657	8,905,202

Cost	$435,724,272	$393,624,298	$351,074,753
Market value	594,529,122	520,265,851	469,495,335

Unrealized appreciation (depreciation)	$158,804,850	$126,641,553	$118,420,582

Increase (decrease) in unrealized appreciation	$32,163,297	$8,220,971	$(24,233,056)

The realized gain on sales of Company common stock for the years ended June 30, 2007, 2006, and 2005, was determined as follows:

	2007	2006	2005
Proceeds on sales of shares	$65,628,038	$48,332,254	$44,985,007
Cost	47,440,432	36,741,474	35,269,656

Realized gain	$18,187,606	$11,590,780	$9,715,351

The realized gain on sales of Smucker common stock for the years ended June 30, 2007, 2006, and 2005, was determined as follows:

	2007	2006	2005
Proceeds on sales of shares	$309,273	$272,992	$334,318
Cost	107,026	156,961	181,625

Realized gain	$202,247	$116,031	$152,693

4.   RELATED-PARTY TRANSACTIONS
At June 30, 2007 and 2006, the Plan held 9,683,568 and 9,327,123 shares, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $434,920,585 and $392,713,585, respectively. During the years ended June 30, 2007, 2006, and 2005, the Company contributed $20,902,651, $19,862,937, and $20,342,480, respectively, to the Plan on behalf of participating employees.
During the years ended June 30, 2007, 2006, and 2005, the Plan recorded dividend income from Company common stock of $9,293,225, $8,566,848, and $7,425,640, respectively.
During the years ended June 30, 2007, 2006, and 2005, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $49,930,022, $20,029,847, and $(14,742,823), respectively.
5.   PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.
6.   FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b)(4) thereof. The Company believes that the Trustee should be viewed as a direct custodian, and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of Company common stock held for their account under the Plan.
Plan management believes that the participating employees should be treated as the beneficial owners of the shares of Company common stock held for their account under the Plan for U.S. tax purposes and that, subject to certain procedural conditions, the information provided by the employees may be relied upon in determining the applicable U.S. tax withholding rate on dividends paid by the Company with respect to these shares.
******

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on September 28, 2007.
PROCTER & GAMBLE INTERNATIONAL STOCK OWNERSHIP PLAN

By:	/s/ Judy Virzi
Judy Virzi
Manager Stock Plan Administration

EXHIBIT INDEX

Exhibit No.
23	Consent of Deloitte & Touche